UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 31, 2026
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
☒
Form 40-F
☐

UBS AG produces regular annual
and quarterly reports, which are
submitted to the SEC under
Forms
20-F
and
6-K,
respectively.
UBS
AG’s
consolidated
financial
statements
are
prepared
in
accordance with IFRS Accounting
Standards. SEC regulations require certain
additional disclosures to
be
included
in
registration
statements
relating
to
offerings
of
securities.
Certain
of
these
additional
disclosures follow
herein, and
should be
read in
conjunction with
the annual
report on
Form 20-F
for
the year ended
31 December 2025
of UBS AG,
filed with the
SEC on March
9, 2026, as
well as UBS
AG’s
first quarter
2026 report,
submitted to
the SEC
on Form
6-K on
April 30,
2026, and
UBS AG’s
second quarter 2026 report, submitted to the SEC on Form 6-K on July 31, 2026.

Capitalization of UBS AG
The table
below presents
the consolidated
capitalization of
UBS AG
in accordance
with IFRS
Accounting
Standards in US dollars, the presentation currency of UBS AG.
As of
USD m 30.6.26 31.3.26
Debt issued
1
342,670
343,162
of which: funding from UBS Group AG
118,235
125,767
Equity attributable to shareholders
88,275
91,404
Equity attributable to non-controlling interests
328
318
Total capitalization
431,273
434,883
1 As of 30 June 2026, 87% of debt issued was unsecured.

This
Form
6-K
is
hereby
incorporated
by
reference
into
(1)
the
registration
statements
on
Form
F-3
(Registration Numbers
333-283672 and
333-293403), and
into each
prospectus outstanding
under the
foregoing registration
statements, (2)
any outstanding
offering
circular or
similar document
issued or
authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its
registration statements
filed with
the SEC,
and (3)
the base
prospectus of
Corporate Asset
Backed
Corporation
(“CABCO”)
dated
June
23,
2004
(Registration
Number
333-111572),
the
Form
8-K
of
CABCO filed and dated June
23, 2004 (SEC File Number
001-13444), and the Prospectus Supplements
relating
to
the
CABCO
Series
2004-101
Trust
dated
May
10,
2004
and
May
17,
2004
(Registration
Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS AG
By: _/s/ David Kelly _____________
Name:
David Kelly
Title:
Managing Director
By: _/s/ Ella Copetti-Campi ______________
Name:
Ella Copetti-Campi
Title:
Executive Director
Date:
July 31, 2026